FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 Letter addressed to the British Columbia Securities Commission

Document 1

AMADOR GOLD CORP.

711-675 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA

V6B 1N2

(604) 685-2222

www.amadorgoldcorp.com

VIA SEDAR

February 1, 2007

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: AMADOR GOLD CORP.

Annual General Meeting

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

CUSIP # 02264P 10 1

Meeting Type: Annual General Meeting

Meeting Date: April 4, 2007

Record Date for Notice: February 28, 2007

Record Date for Voting: February 28, 2007

Beneficial Ownership Determination Date: February 28, 2007

Class of Securities Entitled to Receive Notice: Common Shares

Class of Securities Entitled to Vote: Common Shares

Business Type: Routine

OBO Distribution Type: Issuer will not pay for OBOs

Material Distributed to: All Holders

If you require further information, please do not hesitate to call.

Yours truly,

"Beverly J. Bullock"

Beverly J. Bullock,

Corporate Secretary

c.c. Alberta Securities Commission c.c. P.E.I. Securities Commission
c.c. Manitoba Securities Commission c.c. Quebec Securities Commission
c.c. New Brunswick Securities Commission c.c. Saskatchewan Securities Commission
c.c. Newfoundland Securities Commission c.c. Registrar of Securities - NT
c.c. Nova Scotia Securities Commission c.c. Registrar of Securities - YT
c.c. Ontario Securities Commission c.c. Nunavut
c.c. TSX Venture Exchange c.c. CDS Inc.
c.c. U.S. Securities & Exchange Commission c.c. Morgan & Company (auditors)
c.c. Pacific Corporate Trust Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: February 1, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary